April 1, 2014

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Tom Kluck, Legal Branch Chief

Re:     Stalar 1, Inc. (file no. 000-52971) – Form 8-K filed March 19, 2014

Dear Mr. Kluck:

We are counsel to Stalar 1, Inc. (hereinafter “Stalar 1”). On behalf of Stalar 1, we are hereby responding to the comments contained in your letter of March 20, 2014.

Response to Comment #1, applicability of Item 1.01: The Form 8-K filing of March 19, 2014 made reference to a letter agreement and Stalar 1’s Form 8-K, filed on October 17, 2013, which was filed referencing item 8.01. Pursuant to the SEC’s instruction to Form 8-K, Item 1.01 is limited to material definitive agreements entered into by the registrant. In this instance the registrant is not a party.

Response to Comment #1, applicability of Item 2.01: Pursuant to the SEC’s instruction to Form 8-K, item 2.01 is limited to a transaction by the registrant. The transaction described in Stalar 1’s Form 8-K filing of March 19, 2014 was a non-issuer transaction. Steven R. Fox, an officer and director of Stalar 1, sold certain shares of his Common Stock to a business and personal associate of his, Steven Rosenfeld (Dr. Rosenfeld choosing to hold the Common Stock in his newly formed, 100% owned entity, Park Avenue Discover #1 LLC). As such, our view is that this is not a completion of acquisition or disposition of assets by Stalar 1.

Attached is Stalar 1’s written statement, as requested. Best regards.

Very truly yours,

H. Kenneth Merritt, Jr.

cc: Stalar 1, Inc. – Dr. Steven R. Fox (via electronic mail only

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

April 1, 2014

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Tom Kluck, Legal Branch Chief

Re:	Stalar 1, Inc. (“Stalar 1”)

Form 8-K, filed March 19, 2014 (the “Filing”)
File No. 000-52971

Mr. Kluck,

This letter is to confirm Stalar 1’s agreement that:

1. Stalar 1 is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the Filing; and

3. Stalar 1 may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

STALAR 1, INC.

By: /s/ Steven R. Fox

Steven R. Fox

President, CEO, Secretary